SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release.

On June 11, 2010, Research In Motion Limited (the "Registrant") and Motorola, Inc. announced that they have entered into a Settlement and License Agreement (the "Agreement").  A news release relating to the announcement is attached hereto as Document 1.  The Registrant does not expect the Agreement to impact Q1 Fiscal 2011 operating results or to have a material impact on operating results going forward.

This Report of Foreign Private Issuer on Form 6-K contains a forward-looking statement within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to the Registrant’s preliminary analysis of the financial impact of the licensing agreement with Motorola.  The phrase "does not expect" is intended to identify this forward-looking statement.  Forward-looking statements are based on estimates and assumptions made by the Registrant in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Registrant believes are appropriate in the circumstances.  Many factors could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the parties’ satisfaction of the various terms and conditions of the settlement; risks inherent in matters relating to patent litigation and the settlement thereof; and possible changes to the Registrant’s preliminary analysis of the financial impact of the licensing agreement based on the Registrant’s continuing review of such matters in connection with the preparation and filing of the Registrant’s interim consolidated financial statements for the first quarter of Fiscal 2011 and subsequent fiscal periods.  Certain of these risk factors and others relating to the Registrant are discussed in greater detail in the "Risk Factors" section of the Registrant's Annual Information Form, which is included in its Annual Report on Form 40-F and the Registrant’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Registrant's forward-looking statements.  The Registrant has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENT 1

Motorola and Research In Motion Announce Settlement and License Agreement

SCHAUMBURG, Ill and WATERLOO, ON - June 11, 2010 - Motorola, Inc. (NYSE: MOT) and Research In Motion Limited (NASDAQ: RIMM; TSX: RIM) have entered into a Settlement and License Agreement which ends all outstanding worldwide litigation between the two companies.  Under the Agreement, Motorola and RIM will benefit from a long-term, intellectual property cross-licensing arrangement involving the parties receiving cross-licenses of various patent rights, including patent rights relating to certain industry standards and certain technologies, such as 2G, 3G, 4G, 802.11 and wireless email . In addition, the parties will transfer certain patents to each other.

The financial terms of the Agreement include an up-front payment and ongoing royalties to Motorola.  Further terms and conditions of the Agreement are confidential.

About Motorola
Motorola is known around the world for innovation in communications and is focused on advancing the way the world connects. From broadband communications infrastructure, enterprise mobility and public safety solutions to high-definition video and mobile devices, Motorola is leading the next wave of innovations that enable people, enterprises and governments to be more connected and more mobile. Motorola (NYSE: MOT) had sales of US $22 billion in 2009. For more information, please visit www.motorola.com.

About Research In Motion
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media contacts: Jennifer Erickson Motorola +1 847-435-5320 jennifer.erickson@motorola.com

Marisa Conway
Brodeur (PR Agency for RIM)
+1 212-336-7509
mconway@rim.com

Investor contacts:
Dean Lindroth
Motorola
+1 847-576-6899
dean.lindroth@motorola.com

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 11, 2010	By:	/s/ Edel Ebbs
			Name: Title:	Edel Ebbs Vice President, Investor Relations